X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

DELIVERED BY MAIL

January 9, 2008

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

You will find enclosed :

- A News Release for X-Cal Resources Ltd. dated January 9, 2008
- A Material Change Report dated January 9, 2008

Sincerely,

X-CAL RESOURCES LTD.

Celeste White Steele

cws/encl

X-Cal Resources Ltd.

TSX/XCL **January 9, 2008**

News Release

2008 PRIORITIES AND UPDATE

X-CAL completed 71,406 feet (21,765 meters) of drilling at Sleeper in 2007, in preparation for the pending mineral inventory. Drilling was mainly concentrated on known areas of gold and silver mineralization. The chosen areas were both infill drilled and expanded. Encouraging drill results were reported throughout the year.

A substantial database that includes more than 600 drill holes for the mineralized areas has been submitted to qualified independents for resource calculations (see: November 13, 2007 and December 5, 2007 news releases).

The Ken Snyder Royalty Syndicate purchased a 1% NSR Future Production Royalty on the Sleeper Gold Project for $ US 1.5 million, in mid-2007. The investment is an endorsement of the project by a respected professional.

The Sleeper Gold Project will require successive financings to realize the development/exploration potential. X-Cal has begun dialogue with several corporate entities with a view towards meeting the growing requirements of the project. The discussions will be a priority as we begin 2008.

X-CAL's initial 2008 goals are:

- Finance
- Publish mineral inventory for Sleeper
- Accelerate exploration and development of the Sleeper Property

Evaluating the potential for re-establishing heap leach production with a blend of near surface Facilities Area Mineralization and above ground gold and silver mineralization from the Heap Pads at Sleeper is a priority.

Sonic drilling results from the Heaps are pending and will contribute to evaluation of the near-term potential.

Metallurgical testing to determine potential recovery rates for gold and silver from both the Facilities Area and the Heaps at Sleeper is ongoing at Kappes, Cassiday & Associates (KCA) in Reno, Nevada.

Drill data for the West Wood Area has also been submitted to Mine Development Associates (MDA) for resource calculation.

West Wood is deeper, higher-grade material compared to Facilities or Heaps. Drill highlights from this area can be found in the current Annual Report (Example: 110 ft. avg. 0.633 oz per ton Au / 21.72 gpT).

The delivery date for the mineral inventory is not fixed. Our commitment is to provide all information requested to the qualified independents and to report within the earliest reasonable time frame.

The Sleeper Gold District covers 30 square miles which encompasses substantial evidence of a robust mineral system. The project is a combination of advanced exploration, near-term production potential and untested targets within a district scale claim block. Development logistics in North Central Nevada are favorable.

The Sleeper Gold Project has been reviewed by top professionals, who are recognized authorities on epithermal gold systems. Priority targets within the Sleeper District are summarized in a paper by Dr. Richard Sillitoe, which can be found at www.x-cal.com.

The total investment in land assembly and documentation of the Sleeper Gold District to date by X-Cal and partners is more than $45 million (Cash and share payments made by X-Cal to Amax Gold, Kinross Gold Corp, and New Sleeper Gold for title are included in the figure, as well as geologic surveys, data systems, geology, drilling and insurance).

Currently, the company has completed a non-brokered private placement of 2,599,997 common shares at $0.15 per share for proceeds of $390,000. Two of the participants in the private placement are insiders and directors of X-Cal. The private placement shares are subject to a four-month hold period.

In addition to the Sleeper Gold Project, X-Cal also has 100% title to three other Nevada Gold properties: MILL CREEK and REESE RIVER which are located over lower plate windows in the Cortez Area. The WR Property is located in the Spring Valley Area.

The contents of this release have been reviewed by Robert Thomason, M.Sc. and Larry Kornze, P.Eng., who are "Qualified Persons" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

FORM 51-102F3
Material Change Report

ITEM 1. **NAME AND ADDRESS OF COMPANY**

X-Cal Resources Ltd. (the "Issuer")
PO Box 48479, Bentall Centre
Vancouver, BC V7X 1A0

ITEM 2. **DATE OF MATERIAL CHANGE**

January 7, 2008

ITEM 3. **NEWS RELEASE**

Issued January 9, 2008 and distributed through the facilities of Marketwire. Copies were also forwarded to the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commissions via SEDAR.

ITEM 4. **SUMMARY OF MATERIAL CHANGE**

The Issuer has arranged a non-brokered private placement of units to raise $390,000 and provided an update and priorities for 2008.

ITEM 5. **FULL DESCRIPTION OF MATERIAL CHANGE**

See attached Schedule "A" press release for a description of the private placement and its material terms.

Directors who are insiders of the Issuer are participating in the private placement and consequently the shareholdings of those insiders will increase on closing as follows (excluding the exercise of warrants):

Robert D. Preston - 250,233 (an increase in ownership of 0.2% of the securities of the Issuer)

Shawn Kennedy - 2,044,450 (an increase in ownership of 1.6% of the securities of the Issuer)

The participation by insiders in the private placement is considered to be a "related party transaction" as defined under Ontario Securities Commission Rule 61-501 (the "Rule"). The transaction is exempt from the formal valuation and minority shareholder approval requirements of the Rule as neither the fair market value of the securities being issued nor the consideration being paid exceeds 25% of the Issuer's market capitalization.

The Issuer's board of directors approved the private placement at a board meeting held on 11th day of December 2007 at which the interested directors disclosed their respective interests in the subject matter of the private placement and refrained from voting on the resolutions concerning their individual participation in the private placement.

The private placement may close before 21 days following the filing of this material change report, if management determines it is necessary or desirable to do so for sound business reasons. The proceeds of the private placement will be used for general overhead and to fund the continued exploration of X-Cal's Sleeper gold property located in Humboldt county in Nevada, USA.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. EXECUTIVE OFFICER

"Shawn Kennedy"

Shawn Kennedy, President
Telephone: (604) 688-7740

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia this 9th day of January, 2008.

Schedule A

X-Cal Resources Ltd.

TSX/XCL **January 9, 2008**

News Release

2008 PRIORITIES AND UPDATE

X-CAL completed 71,406 feet (21,765 meters) of drilling at Sleeper in 2007, in preparation for the pending mineral inventory. Drilling was mainly concentrated on known areas of gold and silver mineralization. The chosen areas were both infill drilled and expanded. Encouraging drill results were reported throughout the year.

A substantial database that includes more than 600 drill holes for the mineralized areas has been submitted to qualified independents for resource calculations (see: November 13, 2007 and December 5, 2007 news releases).

The Ken Snyder Royalty Syndicate purchased a 1% NSR Future Production Royalty on the Sleeper Gold Project for $ US 1.5 million, in mid-2007. The investment is an endorsement of the project by a respected professional.

The Sleeper Gold Project will require successive financings to realize the development/exploration potential. X-Cal has begun dialogue with several corporate entities with a view towards meeting the growing requirements of the project. The discussions will be a priority as we begin 2008.

X-CAL's initial 2008 goals are:

- Finance
- Publish mineral inventory for Sleeper
- Accelerate exploration and development of the Sleeper Property

Evaluating the potential for re-establishing heap leach production with a blend of near surface Facilities Area Mineralization and above ground gold and silver mineralization from the Heap Pads at Sleeper is a priority.

Sonic drilling results from the Heaps are pending and will contribute to evaluation of the near-term potential.

Metallurgical testing to determine potential recovery rates for gold and silver from both the Facilities Area and the Heaps at Sleeper is ongoing at Kappes, Cassiday & Associates (KCA) in Reno, Nevada.

Drill data for the West Wood Area has also been submitted to Mine Development Associates (MDA) for resource calculation.

West Wood is deeper, higher-grade material compared to Facilities or Heaps. Drill highlights from this area can be found in the current Annual Report (Example: 110 ft. avg. 0.633 oz per ton Au / 21.72 gpT).

The delivery date for the mineral inventory is not fixed. Our commitment is to provide all information requested to the qualified independents and to report within the earliest reasonable time frame.

The Sleeper Gold District covers 30 square miles, which encompasses substantial evidence of a robust mineral system. The project is a combination of advanced exploration, near-term production potential and untested targets within a district scale claim block. Development logistics in North Central Nevada are favorable.

The Sleeper Gold Project has been reviewed by top professionals, who are recognized authorities on epithermal gold systems. Priority targets within the Sleeper District are summarized in a paper by Dr. Richard Sillitoe, which can be found at www.x-cal.com.

The total investment in land assembly and documentation of the Sleeper Gold District to date by X-Cal and partners is more than $45 million (Cash and share payments made by X-Cal to Amax Gold, Kinross Gold Corp, and New Sleeper Gold for title are included in the figure, as well as geologic surveys, data systems, geology, drilling and insurance).

Currently, the company has completed a non-brokered private placement of 2,599,997 common shares at $0.15 per share for proceeds of $390,000. Two of the participants in the private placement are insiders and directors of X-Cal. The private placement shares are subject to a four-month hold period.

In addition to the Sleeper Gold Project, X-Cal also has 100% title to three other Nevada Gold properties: MILL CREEK and REESE RIVER which are located over lower plate windows in the Cortez Area. The WR Property is located in the Spring Valley Area.

The contents of this release have been reviewed by Robert Thomason, M.Sc. and Larry Kornze, P.Eng., who are "Qualified Persons" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

END